Exhibit 99.1

B.O.S. Announces Financial Results for Third Quarter of 2014

Growth of 8% in revenues NON GAAP net profit of $105,000

RISHON LEZION, Israel, November 18, 2014 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the three months ended September 30, 2014.

☐ Revenues for the third quarter of 2014 grew by 8% as compared to the comparable quarter last year. Revenues for the first nine months of 2014 grew by 11%, as compared to the comparable period last year.

☐ Net profit for the third quarter of 2014 amounted to $8,000, as compared to a net profit of $219,000 in the comparable period last year. The decrease in net profit is attributed to bad debt expenses which amounted to $45,000 in the third quarter of 2014 as compared to an income associated with the reversal of bad debt expenses of $187,000 in the comparable quarter last year. Net loss for the first nine months of 2014 amounted to $60,000 as compared to a net loss of $43,000 in the comparable period last year.

☐ Net profit on a NON GAAP basis for the third quarter of 2014 amounted to $105,000, as compared to a net profit of $307,000 in the comparable period last year. Net profit for the first nine months of 2014 amounted to $236,000, as compared to a net profit of $241,000 in the comparable period last year.

Edouard Cukierman, Chairman of the Board, stated, "These results reflect a continuing improvement in the Company’s performance and financial position. We expect these positive trends to continue in the future."

Yuval Viner, BOS CEO, added "We are continuing our efforts to streamline our operations, improve our products and strengthen our financial position. We are confident that we will meet our challenges and expect to end 2014 with a net profit on a non-GAAP basis."

Conference Call

BOS will host a conference call on Thursday, November 20, 2014 at 10a.m. EST - 5:00 p.m., Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com

Contact:

B.O.S. Better Online Solutions Ltd.

Mr. Eyal Cohen, CFO

+972-54-2525925

eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

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Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Revenues	$20,923	$18,847	$6,791	$6,262
Cost of revenues	16,881	15,289	5,436	4,911
Gross profit	4,042	3,558	1,355	1,351

Operating costs and expenses:
Sales and marketing	2,329	2,131	727	730
General and administrative	1,350	1,035	464	257
Total operating costs and expenses	3,679	3,166	1,191	987

Operating profit	363	392	164	364
Financial expenses, net	(383)	(415)	(123)	(129)
Other expenses, net	(1)	(22)	-	(22)
Income (loss) before taxes on income	(21)	(45)	41	213
Tax benefit (taxes on income)	(39)	2	(33)	6
Net Income (loss)	$(60)	$(43)	$8	$219

Basic and diluted net income (loss) per share	$(0.04)	$(0.04)	$0.01	$0.19

Weighted average number of shares used in computing basic net earnings per share	1,368,035	1,161,927	1,491,725	1,175,871
Weighted average number of shares used in computing diluted net earnings per share	1,368,035	1,162,626	1,491,725	1,177,970

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2014	December 31, 2013
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,172	$1,005
Trade receivables	6,322	8,137
Other accounts receivable and prepaid expenses	765	819
Inventories	3,731	3,718

Total current assets	11,990	13,679

LONG-TERM ASSETS:
Severance pay fund	3	26
Bank deposits	336	486
Other assets	53	9

Total long-term assets	392	521

PROPERTY, PLANT AND EQUIPMENT, NET	570	689

OTHER INTANGIBLE ASSETS, NET	96	176

GOODWILL	4,122	4,122

Total assets	$17,170	$19,187

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$4,967	$5,426
Current maturities of long term loans	625	926
Trade payables	4,142	6,232
Employees and payroll accruals	396	433
Deferred revenues	1,038	639
Accrued expenses and other liabilities	464	523

Total current liabilities	11,632	14,179

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	340	1,146
Accrued severance pay	119	159

Total long-term liabilities	459	1,305

SHAREHOLDERS' EQUITY	5,079	3,703
Total liabilities and shareholders' equity	$17,170	$19,187

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$6,791	$-	$6,791	$6,262
Gross profit	1,355		1,355	1,351
Operating profit	64	(a) 26 (b) 71	261	452
Net income	$8	$97	$105	$307

	Nine months ended September 30,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$20,923	$-	$20,923	$18,847
Gross profit	4,042		4,042	3,558
Operating profit	363	(a) 79 (b) 217	659	676
Net income (loss)	$(60)	$296	$236	$241

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Operating Profit	$363	$392	$164	$364
Add:
Amortization of intangible assets	79	136	26	46
Stock based compensation	217	148	71	42
Depreciation	129	131	38	43
EBITDA	$788	$807	$299	$495

	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated
	Nine months ended September 30, 2014				Three months ended September 30, 2014

Revenues	$8,380	$12,570	$(27)	$20,923	$2,870	$3,930	$(9)	$6,791

Gross profit	$2,200	$1,842	$-	$4,042	$758	$597	$-	$1,355

	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated
	Nine months ended September 30, 2013				Three months ended September 30, 2013

Revenues	$7,179	$11,711	$(43)	$18,847	$2,332	$3,947	$(17)	$6,262

Gross profit	$1,993	$1,565	$-	$3,558	$713	$638	$-	$1,351

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